

November 13, 2013

Via E-mail
Mr. David F. Dyer
Chief Executive Officer
Chico's FAS, Inc.
11215 Metro Parkway
Fort Myers, FL 33966

> **Re:** **Chico's FAS, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2013**
> **Filed March 20, 2013**
> **File No. 001-16435**

Dear Mr. Dyer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 22

Net Sales, page 22

1.   We note you present net sales for Chico's/Soma Intimates on a combined basis along with WH|BM and Boston Proper. We note that each brand is separately discussed in Item 1. Business and you provide information on the retail stores by brand and each brand has its own dedicated website. Additionally, we note in the transcript furnished on Form 8-K of your earnings conference call on February 28, 2013 management discussed the growth and double-digit comps in your Soma stores. Please revise your net sales

discussion to present Chico's and Soma Intimates brands separately to provide insight in the underlying trends. Please provide us with proposed disclosure to be included in future filings.

Executive Compensation, page 58

2.   We note the substantial increase in restricted stock awards for the fiscal year ended January 31, 2012 as disclosed in the summary compensation table on page 49 of your proxy statement filed May 10, 2013. However, it is unclear how the restricted stock awards were determined. Please provide us with and in your future filings, as applicable, include substantive analysis and insight into how your Compensation Committee made its restricted stock grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the restricted stock grants that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

3.   We note from your discussion under "Performance-based Awards" on page 44 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the return on net asset targets to be achieved in order for your named executive officers to earn their respective performance stock units under your Bonus Plan. Please identify those targets and provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551- 3773 if you have questions regarding the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining